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                     April 28, 2020

       Mark Shamber
       Chief Financial Officer
       SpartanNash Co
       850 76th Street, S.W.
       Grand Rapids , Michigan 49518

                                                        Re: SpartanNash Co
                                                            Form 10-K for the
Fiscal Year Ended December 28, 2019
                                                            Filed February 26,
2020
                                                            File No. 0-31127

       Dear Mr. Shamber:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services